SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

02 November 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 02 November 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                                 Protherics PLC

            Issue of EUR300,000 nominal value of Unsecured Convertible
                                 Loan Notes 2026

London, UK; Brentwood, TN; 2 November 2007 - Protherics PLC ("Protherics"
or the Company"), the international biopharmaceutical company focused on critical care and cancer, announces that, today, EUR300,000 nominal value of
Unsecured Convertible Loan Notes 2026 (the "Loan Notes") were issued to
CoVaccine B.V. ("CoVaccine"), under the terms of an agreement between CoVaccine and Protherics for the acquisition of CoVaccine's novel adjuvant CoVaccine
HT(TM), details of which were announced on 7 June 2006. The Loan Notes are issuable following the attainment of the first development related milestone represented by the agreement between Protherics and Nobilon International B.V.
for the licensing of CoVaccine HT(TM) for use in pandemic influenza vaccines and seasonal influenza vaccines in elderly people.

Each GBP1 of nominal value of the Loan Notes gives CoVaccine the right to convert into ordinary shares of 2p each in the capital of the Company ("Ordinary
Shares") at a price of GBP0.8175 per Ordinary Share using a UK/Euro exchange rate of GBP0.69/Euro.  Therefore, the total number of shares issuable under the
Loan Notes is 253,211 Ordinary Shares (0.07% of the Company's current issued share capital of 339,346,822 Ordinary Shares).

                                   |  Ends  |

For further information please contact:

 Protherics
 Nick Staples, Director of Corporate Affairs              +44 (0) 7919  480510
 Julie Vickers, Company Secretary                         +44 (0)1928 518010

 Financial Dynamics - press enquiries
 London: Ben Atwell, Lara Mott                            +44 (0) 20 7831 3113
 New York: John Capodanno, Jonathan Birt                  +1 212 850 5600

 Or visit  www.protherics.com

Notes for Editors:

About the CoVaccine HT(TM) Adjuvant

On 6 June 2006 Protherics signed an agreement with CoVaccine BV to acquire
CoVaccine HT(TM). CoVaccine HT(TM) was selected by Protherics for inclusion in the Angiotensin Therapeutic Vaccine, for the treatment of hypertension.  An adjuvant is a substance which enhances the immune response and so helps maximise the production of antibodies. The CoVaccine HT(TM) adjuvant is a sucrose fatty acid sulphate ester that increases both humoral and cell-mediated immune responses to experimental vaccines following intramuscular administration. In nonclinical studies, the adjuvant has been well-tolerated with no limiting local toxicity, and has produced encouraging immune responses. On the 26 September
2007 Nobilon licensed the CoVaccine HT(TM) adjuvant for use in pandemic influenza vaccines and seasonal influenza vaccines in elderly people. The licensing agreement gives Nobilon the exclusive global rights, excluding the US, to develop, manufacture and commercialize two new influenza vaccines containing
CoVaccine HT(TM). For the press release announcing the deal please visit:
http://www.protherics.com/News/news.aspx

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two critical care products currently sold in the US: CroFab(TM), a pit viper antivenom and DigiFab(TM), a digoxin antidote. The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab(TM) is being developed by AstraZeneca, for the treatment of severe sepsis, following a major GBP195 million (more than $340 million)
licensing deal in December 2005. An additional, expanded phase 2 programme is planned to start in the second half of 2007. In addition, Protherics is currently undertaking a phase 2b study with Digoxin Immune Fab for the treatment of pre-eclampsia. This study is expected to report in the first half of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US or the EU. Protherics is preparing to resubmit a BLA for Voraxaze(TM), an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in early 2008.

Protherics has a strong cash position, with unaudited cash balances at 30 June
2007 of GBP45m. With headquarters in London, the Company has approximately 270 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer
This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.